SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32477; 812-14743]

General Electric Company and GE Capital International Holdings Limited; Notice of

Application

February 13, 2017

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of

1940 ("Act").

Summary of Application: General Electric Company ("GE") and GE Capital International

Holdings Limited ("European Holdco") request an order under section 6(c) of the Act

exempting European Holdco from all provisions of the Act during the period from the date

of the requested order to the earlier of (a) three years from such date and (b) the completion

of the sales process described in the application ("Exemption Period").

Applicants: GE and European Holdco.

Filing Dates: The application was filed on February 10, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicant with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March

10, 2017, and should be accompanied by proof of service on applicant, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: 299 Park Avenue, New York, NY 10171.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or

Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6821 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file

number, or the applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   GE, a New York corporation, is one of the largest and most diversified

infrastructure and financial services corporations in the world. Its products and services

range from aircraft engines, power generation, oil and gas production equipment and

household appliances to medical imaging, business and consumer financing, and

industrial products. Applicants state that GE is not an investment company as defined in

section 3(a) of the Act.

2.   European Holdco, a UK limited company and a wholly-owned subsidiary

of GE, is the successor to the former General Electric Capital Corporation ("Old GE

Capital") with respect to various foreign businesses formerly held by Old GE Capital.

European Holdco, directly or through its majority-owned subsidiaries, engages in financing activities primarily for mid-sized companies within the industries in which GE provides its services.

 3. On April 10, 2015, GE announced a plan to reduce the size of its financial services businesses through the sale of most of the assets of Old GE Capital over the next 24 months and to focus on the continued investment and growth of GE's industrial businesses. As part of this plan, Old GE Capital's businesses were reorganized principally into European Holdco and a separate U.S. holding company (the "Reorganization"), with the non-U.S. businesses being contributed to European Holdco.[1] The non-U.S. businesses transferred from Old GE Capital to European Holdco include, among others, (i) banking, (ii) equipment financing, (iii) inventory financing, (iv) factoring, (v) automobile leasing, and (vi) aircraft and aircraft engine leasing.

 4. Applicants assert that European Holdco is exempt from the Act pursuant to section 3(c)(6), the same exemption Old GE Capital was able to rely on prior to the Reorganization. Applicants state that in complying with section 3(c)(6), European Holdco relies not only on businesses described in sections 3(c)(3), (4), and (5), but also on businesses other than investing, reinvesting, owning, holding, or trading in securities. As such, to relying on section 3(c)(6), at least 25% of European Holdco's gross income (i.e., revenue) generally must be derived from European Holdco's 3(c)(3), (4), and (5) businesses. GE has calculated that, as of September 30, 2016, approximately 91% of European Holdco's assets and 57% of its net income were derived from its section 3(c)(3), (4), and (5) businesses and its other businesses that are not investing, reinvesting, owning, holding, or trading in securities, and approximately 36% of its revenue was

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[1] As part of the plan to restructure and reduce the Old GE Capital business, Old GE Capital formed a finance subsidiary ("FinCo"), whose primary purpose is to finance the operations of GE's foreign subsidiaries.

derived from its section 3(c)(3), (4), and (5) businesses. Applicants maintain that as such, European Holdco was in compliance with section 3(c)(6) as of that time.

5. Applicants state that GE intends over time to sell many of the foreign businesses contributed to European Holdco as part of the Reorganization, and would like to be able to manage this sales process so as to maximize shareholder value, rather than in a manner necessary to continuously comply with European Holdco's exemption under the Act. GE has developed a plan for selling such businesses and expects that the sales process will be mostly complete within two years, with potentially some sales activity continuing into a third year. Applicants state that the sales process may extend into a third year given the tremendous complexity of GE's structure and the Reorganization. At the conclusion of the sales process, GE expects that European Holdco will not be an investment company pursuant to rule 3a-1 under the Act (or otherwise), as its anticipated remaining businesses will involve significant amounts of assets that are not investment securities for purposes of the Act (such as aircraft and aircraft engines). Accordingly, applicants request an order of exemption for the duration of the Exemption Period to permit GE to sell various businesses without concern that it might cause European Holdco inadvertently and temporarily to become an investment company under the Act.

Applicants' Legal Analysis:

1. Under section 3(a)(1)(C) of the Act, an issuer is an investment company if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the

Act defines "investment securities" to include all securities except government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner that are not investment companies and are not relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Act.

2.	Rule 3a-1 under the Act provides an exemption from the definition of investment company if, on a consolidated basis with wholly-owned subsidiaries, no more than 45% of an issuer's total assets (exclusive of government securities and cash items) consist of, and no more than 45% of its net income after taxes over the last four fiscal quarters combined is derived from, securities other than: government securities, securities issued by employees' securities companies, and securities of certain majority-owned subsidiaries and companies controlled primarily by the issuer.

3.	Applicants assert that although European Holdco's financing businesses involve significant holdings of investment securities (such as mortgages and equipment finance loans), European Holdco as currently structured is not an investment company under section 3(c)(6) of the Act, the same exemption Old GE Capital was able to rely on prior to the Reorganization. However, applicants state that there could be times during the process of selling European Holdco's businesses, depending on the order in which the businesses are sold and the remaining mix of businesses, when European Holdco would technically not satisfy section 3(c)(6), rule 3a-1, or any other exception from the definition of "investment company," and thus may fall within the definition of "investment company" in section 3(a)(1)(C).

4.   Rule 3a-2 under the Act generally provides that, for purposes of sections 3(a)(1)(A) and 3(a)(1)(C), an issuer will not be deemed to be engaged in the business of investing, reinvesting, owning, holding or trading in securities for a period not to exceed one year if the issuer has a bona fide intent to be engaged in a non-investment company business. This enables the issuer to make an orderly transition to a non-investment company business. Applicants state that the expected length of the sales process may preclude European Holdco from relying on rule 3a-2 because applicants cannot state that European Holdco has a bona fide intent to be engaged primarily in a business other than investing, reinvesting, owning, holding, or trading in securities within one year.

5.   Section 6(c) of the Act permits the Commission to exempt any person from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

6.   Applicants request an order under section 6(c) exempting European Holdco from all provisions of the Act for the duration of the Exemption Period. Applicants believe that the period of time requested will provide GE with enough time to execute the sales plan in a manner that maximizes economic value while ensuring that, at the end of the Exemption Period, European Holdco will not be an investment company.

7.   Applicants assert that as a result of GE's plan to reduce its financial services businesses through the sale of foreign businesses held by European Holdco, European Holdco may temporarily fall within the statutory definition of an investment company, even though that definition is not an accurate depiction of European Holdco's business. Applicants assert that their officers will work diligently to bring European Holdco into

compliance with rule 3a-1 (or another exemption) under the Act within three years. Applicants state that European Holdco's transactions in securities will not be for speculative purposes, but rather in furtherance of its business as a holding company for certain international financial businesses of GE. Applicants contend that registration under the Act would involve unnecessary burden and expense for the applicants and GE's shareholders, and would serve no regulatory purpose. For the reasons discussed above, applicants assert that the requested relief under section 6(c) of the Act is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that the requested exemption will be subject to the following conditions:

1.   European Holdco will not engage in the trading of securities for short-term speculative purposes;

2.   European Holdco will not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities; and

3.   European Holdco will have no securities outstanding while it is relying on the order other than (i) guarantees of FinCo debt that is also guaranteed by GE, (ii) debt securities (including commercial paper) guaranteed by GE and (iii) securities held by European Holdco's affiliates.

4.   European Holdco will seek to decrease the percentage of its total assets comprised of investment securities so as not to be an investment company within the

meaning of the Act and the rules and regulations thereunder as soon as reasonably

possible and in any event within three years from the date of the requested order.

       For the Commission, by the Division of Investment Management, under delegated

authority.

                      Eduardo A. Aleman
                      Assistant Secretary